[LAN letterhead]

April 18, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Susan Block
Attorney Advisor

Re:	Lan Airlines S.A.
Amendment No. 3 to Registration Statement on Form F-4
Filed April 3, 2012
File No. 333-177984

Dear Ms. Block:

This letter responds to the letter, dated April 13, 2012, from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) to Mr. Enrique Cueto Plaza, Chief Executive Officer of Lan Airlines S.A. (“LAN”), with respect to Amendment No. 3 to the registration statement on Form F-4 File No. 333-177984 (the “Form F-4”) filed on April 3, 2012 (“Amendment No. 3”). We have also attached a copy of Amendment No. 4 to the Form F-4 (the “Amended Form F-4”) which shows the changes we have made to Amendment No. 3 in response to the Staff’s comments. For your convenience, we have reproduced each of the Staff’s comments below and provided our responses below each comment. Unless otherwise indicated, all page references in our responses refer to the pages in the Amended Form F-4. Terms used in our responses that are defined in the Amended Form F-4 have the meanings assigned to such terms in the Amended Form F-4.

Selected Unaudited Pro Forma Financial Information, page 49

1.	We note that the pro forma combined working capital deficit at December 31, 2011 is greater than the actual working capital deficit for each of LAN and TAM at December 31, 2011. With the view of being meaningful to investors, please consider presenting this pro forma combined working capital deficit and adding discussion of the impacts of such on the liquidity and capital resources of the combined entity here or wherever considered appropriate in the filing.

Susan Block

United States Securities and Exchange Commission

April 18, 2012

Response :

LAN has added disclosure on page 130 of the Amended Form F-4 as requested by the Staff.

Operating and Financial Review Prospects, page 64

Year ended December 31, 2011 compared to year ended December 31, 2010, page 71

Cost of Sales, page 73

2.	We note on page 69 that aircraft rental and depreciation are significant costs for LAN. In this regard and to enable investors to readily understand the relative magnitude and impact of these expenses, please quantify the amount of aircraft rentals and depreciation and amortization for LAN discussed in each comparative analysis period presented.

Response:

LAN has revised the disclosure on pages 73 and 75-76 of the Amended Form F-4 as requested by the Staff.

Liquidity and Capital Resources, page 77

3.	Please quantify in terms of dollars the effects of the factors cited for the change in net cash inflows from operating activities for LAN cited in the first paragraph to enable investors to readily understand the relative magnitude of each. In connection with this, please clarify how the effects of the volcanic ash cloud and the appreciation of the local currencies directly contributed to the decrease in net cash inflow from operating activities in 2011 compared to 2010.

Response:

LAN has revised the disclosure on page 83 of the Amended Form F-4 as requested by the Staff.

4.	You state in the first sentence in the second paragraph on page 83 that “[i]n recent years, LAN has been able to meet its working capital and capital expenditure requirements through cash from its operations.” However, it appears that the sum of working capital deficit and capital expenditures for 2011 and 2010 significantly exceeds the respective net cash flows from operating activities in those years, with the excess for 2011 being greater than the excess for 2010, and the working capital deficit alone for 2011 greater than net cash flows from operating activities for that year. Please reconcile your statement to these circumstances. In so doing, address the apparent trend in the excess of the sum of these amounts over net cash flows from operating activities.

Susan Block

United States Securities and Exchange Commission

April 18, 2012

Response:

LAN has revised the disclosure on page 84 of the Amended Form F-4 as requested by the Staff.

5.	You state in the first paragraph at the top of page 84 that LAN has consistently generated cash inflows as a result of changes in working capital since current liabilities increased more than current assets, mainly as a result of advance ticket sales that are recognized as deferred revenues. However, cash received from deferred revenues initially offset one another such that there is no change in working capital. It appears that the subsequent use of the cash received from deferred revenues for investing and financing purposes, among other factors, contributes to the cause of the deficit. Please clarify your discussion in this regard, and discuss (i) other factors that materially contribute to the working capital deficit, (ii) how changes in working capital directly generate operating cash, and (iii) further expound upon the impact of the working capital deficit on your liquidity and capital resources and how the working capital deficit is managed.

Response:

LAN has revised the disclosure on page 84 of the Amended Form F-4 as requested by the Staff.

6.	Please clarify the amounts of cash generated by LAN of US$114.0 million in 2011 and US$326.7 million in 2010 as indicated in the second paragraph on page 84. They do not appear to agree to the amounts indicated as “Working capital movement/Cash inflows/(cash outflows)” in the table that follows that paragraph.

Response:

LAN has revised the disclosure on page 84 of the Amended Form F-4 as requested by the Staff.

7.	In regard to the table for working capital position and working capital movements on page 84, please arrange the annual columns in chronological order consistent with your tabular presentations elsewhere in the filing.

Response:

LAN has revised the disclosure on page 84 of the Amended Form F-4 as requested by the Staff.

8.	Please reconcile for us the amounts for deferred revenues for 2011 and 2010 presented in the table on page 84 to the amounts reported in note 23 to LAN’s financial statements of US$969,873 and US$810,524 for 2011 and 2010, respectively. In connection with this, please confirm to us and ensure that the amount of deferred revenue for 2009 conforms to the amount reported in the balance sheet for that year or revise as appropriate.

Response:

The amounts for deferred revenues reported in Note 23 to LAN’s financial statements of US$969.9 million and US$810.5 million for 2011 and 2010, respectively, are correct. However, LAN has revised the tabular disclosure of working capital on page 84 as per the Staff’s comment (9) in order to reflect the description of “working capital” as total current assets less total current liabilities as presented in our consolidated balance sheet. Therefore, LAN is no longer showing deferred revenue amounts in this table.

Susan Block

United States Securities and Exchange Commission

April 18, 2012

9.	The table on page 84 presents the measure “working capital year-end position” for LAN. It appears this measure presents selected current assets and current liabilities from LAN’s consolidated balance sheet presented in the filing. In this regard, this measure appears to be a non-GAAP financial measure as it relates to your financial statements. Further, this measure has a confusingly similar description and is not equivalent to that of “working capital,” which is computed as total current assets less total current liabilities as presented in your consolidated balance sheet. A non-GAAP financial measure is permissible in a filing with the Commission only to the extent it complies with Item 10(e)(1) of Regulation S-K in all respects. Please revise your presentation accordingly, or alternatively, remove this measure.

Response:

LAN changed the tabular disclosure of working capital on page 84 to be aligned with the Staff’s recommendation and to show working capital computed as total current assets less total current liabilities, instead of the previous measure which presented the working capital derived from selected current assets and current liabilities from LAN’s consolidated balance sheet, and as such constituted a non-GAAP financial measure.

Operating and Financial Review and Prospects, page 92

Operating Results, page 92

Effects of Exchange rate variations and inflation on TAM’s financial condition, page 92

10.	We note your disclosure that TAM’s financial condition and results of operations have been historically affected by variations in exchange rates. You state that expenses are principally denominated in or linked to US dollars, with approximately 44%, 44% and 42% either denominated in or linked to the US dollar in 2011, 2010 and 2009, respectively. Your further state that by contrast, most revenues, including those of Multiplus, are received in reais, with 43% and approximately 40% and 36.6% denominated in US dollars in 2011, 2010 and 2009, respectively. From this, it appears that the percentage of US dollar denominated revenues and expenses are similar. Please clarify your disclosure in regard to the characterization of the principal denominations of revenues and expenses and TAM’s exposure to fluctuations in the US$/Brazilian real exchange rate.

Response:

LAN has revised the disclosure on page 92 of the Amended Form F-4 as requested by the Staff.

11.

We note that the operating expenses of TAM presented in the tables for each of the comparative periods presented are categorized by nature of expense. For consistency and comparability with LAN’s presentation of operating expenses and related information (for example, operating margin), please categorize TAM’s operating expenses by function, that is, cost of services, sales, and general and administrative expenses, as presented in note 27 of TAM’s financial statements. The analysis of variances in

Susan Block

United States Securities and Exchange Commission

April 18, 2012

functional categories should refer to and quantify cost components by nature within that materially contribute to the variances.

Response:

LAN has revised the disclosure on pages 98 and 103 of the Amended Form F-4 as requested by the Staff.

Year ended December 31, 2010 compared to year ended December 31, 2009, page 103

Operating Expenses, page 105

12.	We note your disclosure that the increase in operating expenses is due to the decrease in the indicated expenses. It appears that these expenses increased and not decreased as stated in your disclosure. Please revise accordingly or advise.

Response:

LAN has revised the disclosure on pages 104-106 of the Amended Form F-4 as requested by the Staff.

LAN Airlines S.A. and Subsidiaries Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-1-8

Note 28 – Costs and Expenses by Nature, page F-1-73

13.	We note in part “b) Depreciation and amortization” the asterisk note that maintenance cost of aircraft held under operating leases is included in the amount of depreciation reported. Please explain to us why it is appropriate to include this maintenance cost in depreciation instead of in “aircraft maintenance” indicated in part a) of this note, and tell us the amount of maintenance cost included in depreciation.

Response:

All major maintenance for both owned and leased aircraft is capitalized and then depreciated over the period until the next scheduled maintenance, and is presented within the line item “Depreciation and amortization” referred to by the Staff. The line item denominated “Aircraft maintenance” includes only minor maintenance for all aircraft. Both line items are presented within the “Cost of sales” line item within the income statement. Maintenance depreciation related to aircraft under operating leases included within “Depreciation and amortization” amounts to US$54 million.

Susan Block

United States Securities and Exchange Commission

April 18, 2012

*    *    *

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

LAN AIRLINES S.A.

By: /s/ Enrique Cueto Plaza

Enrique Cueto Plaza

Chief Executive Officer

LAN Airlines S.A.

HOLDCO II S.A.

By: /s/ Enrique Cueto Plaza

Enrique Cueto Plaza

General Manager/Chief Executive Officer

Holdco II S.A.